UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM 8-K

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CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): November 27, 2012

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532   20-0865835
(Commission File Number)   (I.R.S. Employer Identification No.)

**50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.   **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers**

On November 27, 2012, Ashland Inc. announced that it hired Luis Fernandez-Moreno, 50, to serve as Vice President, Ashland and President, Ashland Water Technologies, a commercial unit of Ashland. He previously served as Executive Vice President of Arch Chemicals, Inc., where he was responsible for the wood protection and HTH water products businesses, up until Arch Chemicals Inc. was acquired by Lonza Group Ltd. in October 2011. Prior to that, Mr. Fernandez-Moreno served as Business Group Vice President, Dow Coating Materials, a unit that was formed after Dow Chemical Co. acquired Rohm & Haas Co. in 2009. Mr. Fernandez-Moreno spent more than 25 years with Rohm & Haas in a series of leadership positions, including directing businesses such as paint and coating materials, plastic additives and printing technologies. A copy of the news release is attached hereto as exhibit 99.1.

Mr. Fernandez-Moreno entered into Ashland's standard executive change in control agreement, which sets forth the economic consequences and entitlements for termination without cause or for good reason after a change in control. In addition, Mr. Fernandez-Moreno will qualify for the standard severance pay plan that provides benefits in the event of a covered termination in absence of a change in control.

Item 9.01.   **Financial Statements and Exhibits**

(d)   Exhibits

99.1   News Release dated November 27, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	ASHLAND INC.
	(Registrant)

November 27, 2012	/s/ Peter J. Ganz
	Peter J. Ganz
	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

99.1   News Release dated November 27, 2012.

Exhibit 99.1

News Release



November 27, 2012

Ashland Inc. names Luis Fernandez-Moreno as new president of Ashland Water Technologies

COVINGTON, Ky. – Ashland Inc. (NYSE: ASH) today announced that it has hired Luis Fernandez-Moreno to serve as vice president of the company and president of Ashland Water Technologies, the global leader in specialty papermaking chemicals and a commercial unit of Ashland. He reports to John Panichella, Ashland senior vice president and group operating officer.

Fernandez-Moreno, 50, brings nearly 30 years of chemical industry leadership experience to this role. He most recently served as executive vice president of Arch Chemicals, Inc., where he was responsible for the wood protection and HTH water products businesses, with combined annual sales of approximately $900 million. Arch was acquired by Lonza Group Ltd., a leading supplier to the life sciences industry, in October 2011. Prior to that, Fernandez-Moreno served as business group vice president, Dow Coating Materials, a $3 billion unit that was formed after Dow Chemical Co. (NYSE: DOW) acquired Rohm & Haas Co. in 2009. He previously spent more than 25 years with Rohm & Haas in a series of leadership roles spanning across Europe, Latin America and the United States. The businesses he directed ranged from paint and coating materials to plastic additives and printing technologies.

"Luis is a talented leader with significant experience in driving profitable growth and execution across global business lines," said Panichella. "Throughout his career, Luis has proved adept at forging close relationships with customers, establishing clear strategic goals and holding his teams accountable for performance. We are pleased to have someone with his experience in the specialty chemical industry assume the leadership of Water Technologies and we are confident in his ability to position the business for future sales and earnings growth."

Fernandez-Moreno earned a Bachelor of Science degree in chemical engineering from Universidad Iberoamericana in Mexico City. He also completed the Wharton Management Program at The Wharton School at the University of Pennsylvania.

In more than 100 countries, the people of Ashland Inc. (NYSE: ASH) provide the specialty chemicals, technologies and insights to help customers create new and improved products for today and sustainable solutions for tomorrow. Our chemistry is at work every day in a wide variety of markets and applications, including architectural coatings, automotive, construction, energy, food and beverage, personal care, pharmaceutical, tissue and towel, and water treatment. Visit ashland.com to see the innovations we offer through our four commercial units – Ashland Specialty Ingredients, Ashland Water Technologies, Ashland Performance Materials and Ashland Consumer Markets.

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FOR FURTHER INFORMATION:
Media Relations
Gary Rhodes
+1 (859) 815-3047
glrhodes@ashland.com

Investor Relations
David Neuberger
+1 (859) 815-4454
daneuberger@ashland.com